REDDY ICE HOLDINGS, INC.

8750 NORTH CENTRAL EXPRESSWAY, SUITE 1800

DALLAS, TEXAS  75231

VIA FAX (703-813-6982) AND EDGAR TRANSMISSION

December 16, 2009

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reddy Ice Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Supplemental Response Letter
Filed October 9, 2009
File No. 1-32596

Dear Mr. Schwall:

This letter is submitted on behalf of Reddy Ice Holdings, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated December 9, 2009, to Steven J. Janusek, Executive Vice President and Chief Financial Officer of the Company.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Form 10-K filing.

Controls and Procedures

1.                                      We note your response to our prior comment 6 and reissue the comment.  Please revise to state clearly in the same statement, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The applicable disclosure in the Company’s future filings will be revised in response to the Staff’s comment.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A, showing changes from the disclosure in the Company’s Quarterly Report on Form 10-Q filed on October 22, 2009, which filing reflected the proposed revised disclosure from the Company’s October 9, 2009 letter to the Staff.

We appreciate the Staff’s comments and request that the Staff contact Jamie Knox of DLA Piper LLP (US) at 212-335-4992 with any questions or comments regarding this letter.

Respectfully submitted,

REDDY ICE HOLDINGS, INC.

		By:	/s/ Steven J. Janusek
		Name:	Steven J. Janusek
		Title:	Executive Vice President, Chief Financial
Officer and Secretary

Cc:	Douglas Brown, Division of Corporation Finance
Jamie Knox, Esq., DLA Piper LLP (US)

EXHIBIT A

Future Filing Disclosure Examples

Comment 1

Item 4, Controls and Procedures:

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2009 to ~~ensure~~provide reasonable assurance that information relating to us and our consolidated subsidiary required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure. It should be noted, however, that the design of any system of controls is limited in its ability to detect errors, and our system of controls has been designed to provide only reasonable assurance of achieving the desired control objectives.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. There has been no change in our internal control over financial reporting during the three months ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.